UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GROWTH OF 4.2% IN NET MOBILE REVENUE, ALLIED TO THE NINTH CONSECUTIVE QUARTER OF RECURRING COSTS REDUCTION, LED TO ANOTHER QUARTER OF SOLID EBITDA EVOLUTION

Highlights

o

Total accessescame to 97.8 million in March 2018, of which 75.1 million in the mobile business (+1.5% y-o-y) and 22.7 million in the fixed business (-2.3% y-o-y), maintaining the pace of net postpaid additions, partially offset by fixed voice disconnections;

o	Mobile market share of 31.9% in March 2018 (+1.4 p.p. vs. Mar-17);
o	Postpaid mobile accesses increased 10.9% y-o-y, leading us to a market shareof 41.4% in March 2018 (17.9 p.p. higher than the second player);
o

Mobile ARPU[2] recorded growth of 2.1% y-o-y in 1Q18, reaching R$ 28.6, due to the higher share of postpaid clients in the mix and to the constant increase of Data consumption, whose ARPU grew 15.8% y-o-y in the quarter;

o

Broadband accesses totaled 7.4 million customers in 1Q18 (+1.5% y-o-y), with UBB¹ connections accounting for 62.4% of the base, which grew 9.9% y-o-y, with 122 thousand new FTTH net additions in the quarter. Broadband ARPU climbed 13.7% y-o-y in the first quarter of the year;

o	Net Operating Revenue increased 1.6% y-o-y in 1Q18, maintaining the positive trajectory presented in the previous quarters;
o

Net Operating Mobile Revenue continued to increase above inflation, reaching 4.2% y-o-y in 1Q18 (versus 3.9% y-o-y in 4Q17). Data and Digital Services Revenue grew 17.4% y-o-y in 1Q18 and already represents 77.8% of Mobile Services Revenue;

o	Operating costs declined 1.2% y-o-y in 1Q18 (IPCA-12M: +2.7%), demonstrating the Company's commitment to control and optimize costs through simplification, efficiency and digitization initiatives;
o

EBITDA totaled R$ 3,765.3 million in the quarter, an increase of 7.2% y-o-y, with EBITDA margin of 35.0% (+1.8 p.p. y-o-y).Reported EBITDA, already including IFRS 15 effects, totaled R$ 3,794.5 (+8.0% y-o-y), reaching a Reported EBITDA marginof 35.2%;

o	Capex of R$ 1,547.4 million in 1Q18, representing 14.4% of Net Operating Revenue. Operating Cash Flow (EBITDA - Capex) reached R$ 2,217.9 million in the quarter, increasing 1.5% y-o-y;
o	Free Cash Flow from Business Activitiesgrew 48.1% in 1Q18 to R$ 1,003.8 million, driven by cost efficiency and improved financial results;
o	Accelerated 4G+ coverage, launching 250 new cities in the first quarter of the year, totaling 364 cities by the end of March;
o	We reached 89 cities with FTTH, achieving the mark of 216 cities with fiber in Brazil in 1Q18;
o	Reported Net Income in 1Q18 was R$ 1,098.0 million, an increase of 10.2% compared to the same period last year.

1) UBB includes customers in FTTH (Fiber to the Home) and FTTC (Fiber to the Cabinet) technologies, as well as cable customers

2) Pro forma numbers, excluding IFRS 15 effects

Telefônica Brasil SA (B3: VIVT3 and VIVT4, NYSE: VIV) discloses today its results for the first quarter of 2018, presented in accordance with the International Financial Reporting Standards (IFRS) and the pronouncements, interpretations and guidelines issued by the Accounting Pronouncements Committee. Totals are subject to differences due to rounding up or down.

The net operating revenues and operating costs of the 1st quarter of 2018 are presented under the adoption of IFRS 151.

For better understanding of the evolution of our business, we are presenting the following consolidated results for the periods of three months ended in March 31, 2018 and 2017 in two scenarios, as described below:

Pro-forma: excluding the effects of the adoption of IFRS 151 in our financial statements of 2018 (comparable to 2017).

Reported: considering the effects of the adoption of IFRS 151 in our financial statements (referred to the new methodology of revenue allocation of customer contracts), only for the financial statements of 2018.

For comparison purposes, the text explanations will refer to the pro forma financial statements, except in cases where we mention IFRS 151 adoption.

HIGHLIGHTS

Consolidated in R$ million	2018 Pro forma (ex-IFRS 15)¹			2018 Data (Reported)
	1Q18	1Q17	∆%	1Q18	1Q17	∆%

Net Operating Revenues	10,759.0	10,590.1	1.6	10,789.0	10,590.1	1.9

Net Operating Service Revenues	10,449.8	10,334.2	1.1	10,403.1	10,334.2	0.7

Net Mobile Service Revenues	6,425.7	6,208.0	3.5	6,379.0	6,208.0	2.8
Net Operating Fixed Revenues	4,024.1	4,126.2	(2.5)	4,024.1	4,126.2	(2.5)

Net Handsets Revenues	309.1	255.9	20.8	385.9	255.9	50.8

Operating Costs	(6,993.8)	(7,076.2)	(1.2)	(6,994.5)	(7,076.2)	(1.2)

EBITDA	3,765.3	3,513.9	7.2	3,794.5	3,513.9	8.0
EBITDA Margin %	35.0%	33.2%	1.8 p.p.	35.2%	33.2%	2.0 p.p.

Net Income	1,078.8	996.2	8.3	1,098.0	996.2	10.2

Capex (ex-Licenses)	1,547.4	1,328.2	16.5	1,547.4	1,328.2	16.5

Operational Cash Flow	2,217.9	2,185.8	1.5	2,247.1	2,185.8	2.8

Total Accesses (thousand)	97,812	97,236	0.6	97,812	97,236	0.6
Total Mobile Accesses	75,098	73,997	1.5	75,098	73,997	1.5
Total Fixed Accesses	22,714	23,239	(2.3)	22,714	23,239	(2.3)

1) New accounting standard in force since January 2018, which requires revenue to be recognized based on the contract with the customer, not necessarily aligned with billing.  For Vivo, revenue recognition of mobile offers with handset subsidy will change, as the subsidy will now be distributed between services and handset. In addition, certain costs to acquire a customer through a contract will now have to be capitalized if the amortization period is >12 months.

Mobile Business

OPERATING PERFORMANCE

Thousand	1Q18	1Q17	?%	4Q17	?%

Total Mobile Accesses	75,098	73,997	1.5	74,940	0.2
Postpaid	37,499	33,825	10.9	36,772	2.0
M2M	6,674	5,279	26.4	6,321	5.6
Prepaid	37,599	40,171	(6.4)	38,168	(1.5)
Market Share	31.9%	30.5%	1.4 p.p.	31.7%	0.2 p.p.
Postpaid	41.4%	42.0%	(0.7) p.p.	41.8%	(0.4) p.p.
M2M	41.6%	39.8%	1.8 p.p.	41.5%	0.1 p.p.
Net Additions	158	219	(27.6)	378	(58.1)
Postpaid	727	435	67.4	1,107	(34.3)
Market Share of Postpaid Net Additions	27.4%	39.3%	(30.3)	34.0%	(19.4)
Market Penetration	113.0%	116.9%	(3.9) p.p.	113.4%	(0.4) p.p.
Monthly Churn	3.1%	3.3%	(0.2) p.p.	3.3%	(0.2) p.p.
Postpaid ex. M2M	1.6%	1.7%	(0.0) p.p.	1.7%	(0.1) p.p.
Prepaid	4.5%	4.7%	(0.2) p.p.	4.8%	(0.3) p.p.
ARPU (R$/month)[1]	28.6	28.0	2.1	29.2	(2.2)
Voice	6.4	8.8	(27.6)	7.3	(12.8)
Data	22.2	19.2	15.8	21.9	0.4
Postpaid ex. M2M ARPU[1]	52.6	52.0	1.1	52.9	(0.6)
Prepaid ARPU[1]	12.9	13.6	(5.5)	13.6	(5.6)
M2M ARPU[1]	2.6	3.0	(13.9)	2.8	(6.3)

1) Pro forma figures, excluding the effects of IFRS 15

o

Total accesses reached 75,098 thousand at the close of the first quarter of the year, representing an increase of 1.5% over 1Q17. The postpaid segment continued to grow steadily, reaching 37,499 thousand accesses (+10.9% y-o-y), equivalent to approximately half of the mobile accesses, an increase of 4.2 percentage points year-on-year.

Growth of 67.4% y-o-y in postpaid net additions in 1Q18

o

Total market share reached 31.9% in March 2018 (+1.4 p.p. y-o-y). In the postpaid segment, Telefônica Brasil accounted for 27.4% of total net additions in the quarter, reaching a market share of 41.4% in March. The Company continues to lead the 4G-technology terminals, with market share of 33.5% in March 2018 (6.7 percentage points higher than the second player), maintaining the quality of the customer base and the Company's strategy focused on data and digital services.

o

In 1Q18, net postpaid mobile additions reached 727 thousand accesses, representing an increase of 67.4% y-o-y, while net prepaid disconnections totaled 569 thousand accesses, thus continuing the migration of prepaid customers to postpaid plans (hybrid and pure postpaid).

o

The prepaid customer base declined 6.4% in March when compared to the same period last year, due to the Company’s ongoing strategy focused on the migration of prepaid clients to hybrid plans and the strict policy of disconnection of inactive clients within the criteria established by ANATEL.

Mobile ARPU recorded growth of 2.1% y-o-y in 1Q18	o

In the Machine-to-Machine (M2M) market, the access base continued to expand and reached 6.7 million customers in March 2018, an increase of 26.4% when compared to the same period of last year. Telefônica Brasil is a leading company in this business, with a market share of 41.6% in March 2018.

	o	Total ARPU rose 2.1% y-o-y in 1Q18, fueled by the performance of Data ARPU, which grew 15.8% in 1Q18 over the same period last year.

NET OPERATING MOBILE REVENUES

Consolidated in R$ million	2018 Pro forma (ex-IFRS 15)			2018 Data (Reported)
	1Q18	1Q17	∆%	1Q18	1Q17	∆%

Net Operating Mobile Revenues	6,734.9	6,464.0	4.2	6,764.8	6,464.0	4.7

Net Mobile Service Revenues	6,425.7	6,208.0	3.5	6,379.0	6,208.0	2.8
Outgoing Voice	1,159.7	1,672.2	(30.6)	1,165.4	1,672.2	(30.3)
Interconnection	265.1	272.7	(2.8)	265.1	272.7	(2.8)
Data and Digital Services	5,000.4	4,258.7	17.4	4,947.9	4,258.7	16.2
Messaging P2P	307.2	372.8	(17.6)	307.2	372.8	(17.6)
Internet	3,127.8	3,394.2	(7.8)	3,075.3	3,394.2	(9.4)
Digital Services	1,565.4	491.8	218.3	1,565.4	491.8	218.3
Other Services	0.6	4.5	(86.5)	0.6	4.5	(86.5)
Net Handset Revenues	309.1	255.9	20.8	385.9	255.9	50.8

% Data and Digital Services Revenues / MSR	77.8%	68.6%	9.2 p.p.	77.6%	68.6%	9.0 p.p.

In 1Q18, Net Mobile Revenue increased 4.2% y-o-y, due to higher Mobile Service Revenues, which registered a positive variation of 3.5% y-o-y in the quarter, driven by the growing evolution of Data and Digital Services revenue, and by the performance of Net Handset Revenues, which increased 20.8% y-o-y in 1Q18. This increase was partially offset by Outgoing Voice and Interconnection Revenues, the latter impacted by a further MTR reduction in February 2018, negatively influencing Mobile Revenue growth.

Outgoing Voice revenuefell 30.6% in comparison to 1Q17, mainly reflecting the migration to data services. In addition, the prepaid segment continued to be influenced by a year-over-year decline in the volume of top-ups, mainly due to macroeconomic conditions, whose improvement has not yet been reflected in the segment, and to the customer migration to hybrid plans.

Interconnection revenue was 2.8% lower than in 1Q17, mainly due to the MTR tariff reduction, which took place in February 2018.

Data and Digital Services revenue grew 17.4% y-o-y in 1Q18 and continued to be the Company’s main source of revenue growth, as a result of our data-centric strategy. This performance was influenced by upselling, particularly in postpaid offers, growth in family plans and a strong upturn in our Digital Services revenue. In the quarter, Data and Digital Services revenue rose to 77.8% of net mobile services revenue, up 9.2 p.p. y-o-y.

SMS (P2P Messaging) revenue registered a reduction of 17.6% y-o-y in 1Q18, reflecting the lower consumption of this service due to its maturity.

Mobile Internet revenue recorded a decline of 7.8% in the annual comparison, accounting for 62.6% of Data and Digital Services revenue in 1Q18. This performance was directly related to the higher usage and migration to digital services.

In 1Q18, Digital Services revenue increased 218.3% when compared to the same period last year, due to the inclusion of value-added services in the hybrid and prepaid segments during the second quarter of 2017 and in the postpaid segment in the fourth quarter of 2017, fully reflected in the first quarter of this year.

Other Services revenue registered a reduction of approximately R$ 4.0 million in the annual comparison, mainly as a result of a higher consumption of benefits in the period, related to the usage of our loyalty program, Vivo Valoriza.

Mobile Handset revenue increased 20.8% compared to the same quarter of the previous year, due to the change in the Company’s strategy, which has been placing greater emphasis on handset sales since 4Q17.

Mobile Services revenue increased 3.5% in 1Q18, driven by Data and Digital Services

Data and Digital Services revenue grew 17.4% y-o-y, representing 77.8% of Mobile Services revenue in 1Q18

FIXED LINE BUSINESS

OPERATING PERFORMANCE

Thousand	1Q18	1Q17	∆%	4Q17	∆%

Total Fixed Accesses	22,714	23,239	(2.3)	22,857	(0.6)
Fixed Voice Accesses	13,679	14,242	(4.0)	13,837	(1.1)
Residential	8,728	9,237	(5.5)	8,899	(1.9)
Corporate	4,510	4,561	(1.1)	4,498	0.3
Others	442	444	(0.6)	441	0.3
Fixed Broadband	7,443	7,336	1.5	7,432	0.1
UBB	4,643	4,227	9.9	4,541	2.3
FTTC	3,231	3,268	(1.1)	3,251	(0.6)
FTTH	1,412	959	47.2	1,290	9.5
Others	2,800	3,109	(9.9)	2,891	(3.2)
Pay TV	1,591	1,661	(4.2)	1,588	0.2
IPTV	430	281	52.9	381	12.9
DTH	1,161	1,380	(15.8)	1,207	(3.8)
Voice ARPU (R$/month)	37.4	41.9	(10.8)	38.7	(3.4)
Broadband ARPU (R$/month)	55.2	48.6	13.7	56.1	(1.7)
Pay TV ARPU (R$/month)	99.1	94.7	4.6	98.3	0.7

FTTH accesses grew 47.2% y-o-y, with 122 thousand net additions in this technology	o

Total Fixed accesses reached 22,714 thousand in 1Q18, a decrease of 2.3% compared to the first quarter of the previous year, mainly influenced by the performance of voice, due to the maturity of this service, and the strategic decision of deprioritizing growth in pay TV with DTH technology.

o

Fixed Voice accesses totaled 13,679 thousand in 1Q18, a reduction of 4.0% when compared to the previous year, mainly due to the fixed-to-mobile substitution and the voice-to-data migration. Voice ARPU decreased by 10.8% year-over-year, reflecting the negative impact caused by lower interconnection tariffs.

o

Fixed Broadband accesses recorded 7.4 million customers in 1Q18, 1.5% more than in 1Q17. In 1Q18, the UBB customer base grew 9.9% y-o-y and recorded 4.6 million accesses, 1.4 million of which using FTTH technology, 47.2% more than in the previous year. UBB customers already represent 62.4% of total broadband accesses, fueling ARPU, which grew 13.7% y-o-y in the quarter.

Broadband ARPU evolution of 13.7% y-o-y in 1Q18

o   Pay TV accesses decreased 4.2% y-o-y (-7.3% in 4Q17), closing the first quarter with 1.6 million subscribers, due to the strategic decision of the Company to deprioritize DTH. The improvement in the trend, when compared to the last quarter, is due to the 52.9% y-o-y growth in IPTV accesses in 1Q18, due to the higher take-up of this product in FTTH customer acquisitions. TV ARPU increased by 4.6% y-o-y this quarter, reflecting the Company's strategy of focusing on higher-value customers.

NET OPERATING REVENUE

Consolidated in R$ million	2018 Pro forma (ex-IFRS 15)			2018 Data (Reported)
	1Q18	1Q17	∆%	1Q18	1Q17	∆%

Net Operating Fixed Revenues	4,024.1	4,126.2	(2.5)	4,024.1	4,126.2	(2.5)
Voice	1,542.6	1,796.3	(14.1)	1,542.6	1,796.3	(14.1)
Interconnection	42.7	50.4	(15.4)	42.7	50.4	(15.4)
Broadband¹	1,230.7	1,064.0	15.7	1,230.7	1,064.0	15.7
UBB	792.1	646.5	22.5	792.1	646.5	22.5
xDSL	438.6	417.5	5.1	438.6	417.5	5.1
Corporate Data and IT	588.5	584.7	0.6	588.5	584.7	0.6
Pay TV	471.5	478.6	(1.5)	471.5	478.6	(1.5)
Other Services	148.2	152.2	(2.6)	148.2	152.2	(2.6)

% Non-Voice Revenues² / Net Operating Fixed Revenues	60.6%	55.2%	5.4 p.p.	60.6%	55.2%	5.4 p.p.

1) Broadband Revenue includes residential customers and SMEs;

2) Non-voice revenue includes revenue from Broadband, Corporate Data and IT, Pay TV and Other Services.

Non-voice revenues accounted for 60.6% of Net Fixed Revenue in 1Q18

Net Operating Fixed Revenues fell 2.5% in 1Q18 against the same period last year, impacted by lower voice revenue and fixed-to-mobile tariff (VC) and fixed interconnection tariff (TU-RL and TU-RIU) reductions in February 2018, partially offset by the increase in Broadband Revenue.

Voice revenue decreased 14.1% in the period against 1Q17, mainly due to service maturity and fixed-to-mobile substitution.

Interconnection revenue presented a reduction of 15.4% when compared to 1Q17, due to the reduction in TU-RL (-35.5%) and TU-RIU (-54.4%) in February 2018.

Broadband revenue grew 15.7% y-o-y in 1Q18, fueled by the increase of ultra-broadband revenues, which accounted for approximately 64.4% of this line in the period and increased by 22.5% y-o-y, reflecting the Company's efforts to expand the base and migrate customers to higher speeds, fueling higher ARPU, as well as the expansion of the FTTH network to 16 new cities in 2017 and 2 new cities by March 2018.

UBB and IPTV revenues increased 22.5% and 66.7% y-o-y in 1Q18, respectively

Corporate Data and IT revenue increased by 0.6% y-o-y, boosted, mainly, by the growing adoption of Cloud and IT services.

In 1Q18, Pay TV revenue recorded a decrease of 1.5% in the annual comparison. The Company continued with its more selective strategy for this service, focusing on high value products such as IPTV, which presented revenue growth of 66.7% y-o-y, in order to provide the best customer experience and optimize the profitability of this business.

Consolidated Operating Costs

Consolidated in R$ million	2018 Pro forma (ex-IFRS 15)			2018 Data (Reported)
	1Q18	1Q17	∆%	1Q18	1Q17	∆%

Operating Costs	(6,993.8)	(7,076.2)	(1.2)	(6,994.5)	(7,076.2)	(1.2)

Personnel	(964.2)	(911.9)	5.7	(959.3)	(911.9)	5.2
Costs of Services Rendered	(2,776.8)	(2,911.2)	(4.6)	(2,776.8)	(2,911.2)	(4.6)
Interconnection	(284.1)	(393.0)	(27.7)	(284.1)	(393.0)	(27.7)
Taxes and Contributions	(413.7)	(457.4)	(9.6)	(413.7)	(457.4)	(9.6)
Third-party Services	(1,369.1)	(1,415.7)	(3.3)	(1,369.1)	(1,415.7)	(3.3)
Others	(709.9)	(645.1)	10.0	(709.9)	(645.1)	10.0
Cost of Goods Sold	(484.4)	(472.7)	2.5	(484.4)	(472.7)	2.5
Commercial Expenses	(2,222.0)	(2,245.4)	(1.0)	(2,227.7)	(2,245.4)	(0.8)
Provision for Bad Debt	(390.0)	(357.7)	9.0	(398.0)	(357.7)	11.3
Third-party Services	(1,738.1)	(1,806.3)	(3.8)	(1,735.8)	(1,806.3)	(3.9)
Others	(93.9)	(81.4)	15.4	(93.9)	(81.4)	15.4
General and Administrative Expenses	(374.0)	(367.7)	1.7	(374.0)	(367.7)	1.7
Other Net Operating Revenue (Expenses)	(172.3)	(167.3)	3.0	(172.3)	(167.3)	3.0

Operating costs excluding depreciation and amortization expenses, decreased 1.2% compared to the same period last year, reaching R$ 6,993.7 million in the quarter, in a period in which inflation was +2.7% (IPCA-12M). This is the ninth quarter in a row of recurring operating costs reduction in the Company.

Personnel Costs rose 5.7% in 1Q18 over the same period last year. This increase is due to the inflation related to wages and benefits and the increase of variable remuneration, mainly attributed to our own salesforce.

Cost of Services Rendered in 1Q18 decreased 4.6% in relation to 1Q17, mainly due to MTR/VC and TU-RL/TU-RIU reductions in February 2018, lower expenses with mobile content and installation and maintenance, due to the increasing digitalization of the latter, more than offsetting the costs related to the expansion of our mobile and fixed networks.

Cost of Goods Sold in 1Q18 grew 2.5% over 1Q17, reflecting a change in the Company's strategy, with a greater focus on handset sales.

Selling Expenses decreased 1.0% y-o-y in 1Q18, reflecting the Company's evolution in its digitalization initiatives.

The provision for doubtful accounts closed 1Q18 at R$ 390.0 million, 9.0% higher than the 1Q17, due to the continued migration of prepaid clients to postpaid plans. Nonetheless, the level of defaults remained in line with 4Q17, representing 2.4% of the Gross Revenue in 1Q18.

Third-party Services registered a reduction of 3.8% in the annual comparison. The increase in the representativeness of e-commerce sales of products and services, combined with the expansion of e-billing,led to the reduction of commissioning and billing-related (preparation and mailing) costs.

General and Administrative Expenses grew 1.7% in 1Q18, mainly due to the correction of third-party service agreements. However, the evolution of expenses remained below the inflation for the period.

Other Net Operating Revenues (Expenses) increased R$ 5 million (3.0% y-o-y), totaling R$ 172.3 million in the quarter.

Operating Costs decreased 1.2% y-o-y in 1Q18

Cost of Services Rendered decreased by 4.6%, due to reduced regulatory impacts and lower mobile content costs

Selling Expenses decreased 1.0% in relation to 1Q18, due to the greater representativeness of e-commerce and e-billing expansion

EBITDA

EBITDA growth of 7.2% y-o-y, reaching R$ 3,765.3 million in 1Q18, with EBITDA margin of 35.0%

EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$ 3,765.3 million in 1Q18, 7.2% up on the same period last year, reaching EBITDA margin of 35.0%, 1.8 p.p. up on 1Q17.

Reported EBITDA presented a growth of 8.0% y-o-y in 1Q18 (R$ 3,794.5 million), with Reported EBITDA margin of 35.2%.

The growth in EBITDA is due to the expansion of mobile and ultra-broadband revenues, in addition to the cost-efficiency measures adopted by the Company in the period.

Depreciation and Amortization

Consolidated in R$ million	1Q18	1Q17	∆%	4Q17	∆%

Depreciation and Amortization	(1,998.3)	(1,943.6)	2.8	(1,990.9)	0.4
Depreciation	(1,343.2)	(1,292.1)	4.0	(1,303.1)	3.1
Amortization of Intangibles¹	(302.0)	(289.0)	4.5	(342.1)	(11.7)
Other Amortizations	(353.1)	(362.5)	(2.6)	(345.7)	2.1

 1) Amortization of intangible assets generated by the incorporation of Vivo as of 2Q11 and GVT as of 2Q15

In 1Q18, the Depreciation and Amortization line presented an increase of 2.8% in the y-o-y comparison, mainly due to the growth in the fixed asset base.

Financial Result

Consolidated in R$ million	1Q18	1Q17	∆%	4Q17	∆%

Net Financial Income	(172.7)	(290.4)	(40.5)	(177.8)	(2.9)

Income from Financial Investments	72.0	190.2	(62.1)	111.6	(35.5)
Debt Interest	(157.3)	(294.1)	(46.5)	(157.3)	0.0
Monetary and Exchange Variation	(87.5)	(125.5)	(30.3)	(79.8)	9.6
Gains (losses) on Derivative Transactions	7.7	(49.3)	n.a.	21.9	(64.8)
Other Financial Income (Expenses)	(7.6)	(11.7)	(35.0)	(74.2)	(89.8)

Net Financial Expenses decreased 2.9% compared to 4Q17 (R$ 5.1 million) and, compared to the same period last year, the financial result registered a reduction of 40.5% (R$ 117.7 million).

This improved performance is due to reduced interest rates and lower average net debt.

Net Income

Net Income grew 10.2% y-o-y in 1Q18

Net Income recordedR$ 1,098.0 million in 1Q18 and was 10.2% higher than in the same period of 2017.

The growth was primarily influenced by increased EBITDA and improvement in financial results recorded in the period.

Capex

Consolidated in R$ million	1Q18	1Q17	∆%	4Q17	∆%

Total	1,547.4	1,328.2	16.5	2,664.7	(41.9)

Network	1,383.1	1,193.4	15.9	2,067.8	(33.1)
Technology / Information System	123.6	110.2	12.1	420.9	(70.6)
Products and Services, Channels, Adm. and Others	40.8	24.6	66.0	176.0	(76.8)

Capex (ex-licenses) / Net Operating Revenue	14.4%	12.5%	1.8 p.p.	24.2%	(9.8) p.p.

In 1Q18, Capex increased 16.5% y-o-y, reaching R$ 1,547.4 million, accounting for 14.4% of Net Operating Revenue for the period.

The investments were mainly focused in FTTH footprint expansion and adoption, and higher 4G coverage and capacity.

In a Material Fact published on March 12, 2018, the Company announced to its shareholders and the market in general that, in line with its strategy of offering the best experience for its clients and capturing existing growth opportunities in the country: (i) the Company will carry out an estimated investment of R$ 24,000.0 million for the 2018-2020 triennium, with a primary focus on expansion and quality of the mobile and fixed networks, excluding possible investments in licenses; and (ii) will also make an additional estimated investment of R$ 2,500.0 million, for the same period, exclusively aimed at accelerating the expansion of the optical fiber network.

We clarify that the amounts above are estimated, subject to variations in the face of possible changes in the business and macroeconomic environment.

Cash Flow¹

Consolidated in R$ million	2018 Pro forma (ex-IFRS 15)			2018 Data (Reported)
	1Q18	1Q17	∆%	1Q18	1Q17	∆%

EBITDA	3,765.3	3,513.9	7.2	3,794.5	3,513.9	8.0

Investments (CAPEX)	(1,547.4)	(1,328.2)	16.5	(1,547.4)	(1,328.2)	16.5
Payment of Interest, Taxes and Other Financial Exp (Rev)	(241.9)	(410.3)	(41.0)	(241.9)	(410.3)	(41.0)
Working Capital Variation	(972.1)	(1,097.7)	(11.4)	(1,001.4)	(1,097.7)	(8.8)

Free Cash Flow from Business Activity	1,003.8	677.9	48.1	1,003.8	677.9	48.1

Non-Recurring Items²	(100.3)	(655.1)	(84.7)	(100.3)	(655.1)	(84.7)

Free Cash Flow after Extraordinaries	903.6	22.8	3,866.3	903.6	22.8	3,866.3

1) The criterion used for cash flow excludes amounts paid as income tax from the allocation of interest on equity, which were previously included in the calculation.
2) Payment related to the cleaning of the 700 MHz 4G spectrum, totaling R$ 655.1 million in 1Q17 and R$ 100.3 million in 1Q18.

Free Cash Flow from Business Activities grew 48.1% y-o-y in 1Q18

Free cash flow from business activities reached R$ 1,003.8 million in 1Q18, an increase of R$ 326.0 million compared to the same period in 2017, reflecting the improvement in the operating result, partially offset by the increase in the investment volume.

Free cash flow after non-recurring items presented an increase of R$ 880.8 million in 2018, influenced by the improvement in the operating result and by the extraordinary payment, in January 2017, of R$ 655.1 million referring to the installment of the EAD (Empresa Administradora de Digitalização) program, related to the disconnection of analog TV and the cleaning of the 700 MHz spectrum. In 2018, the last installment was paid in the amount of R$ 100.3 million.

Debt

Loans and Financing (R$ million)

March 2018
Consolidated	Currency	Interest Rate	Due Date	Short-Term	Long-Term	Total

Local Currency

BNDES	UR LTIR	LTIR + 0.00% to 3.38%	2023	658.3	770.1	1,428.5
BNDES	R$	2.5% to 6.0%	2023	71.4	147.3	218.7
BNDES	R$	SELIC D-2 + 2.32%	2023	76.5	291.8	368.3
BNB	R$	7.0% to 10.0%	2022	15.1	51.0	66.1
Confirming	R$	101.4% to 109.7% of CDI	2019	395.3	-	395.3
Debentures 4th Issue - Series 3	R$	IPCA + 4.0%	2019	0.7	40.4	41.1
Debentures 1st Issue - Minas Comunica	R$	IPCA + 0.5%	2021	25.5	76.6	102.1
Debentures 4th Issue - Single Series	R$	100% of CDI + 0.68 spread	2018	1,340.7	-	1,340.7
Debentures 5th Issue - Single Series	R$	108.25% of CDI	2022	17.1	1,996.9	2,014.0
Debentures 6th Issue - Single Series	R$	100.00% of CDI + 0.24%	2020	22.8	999.5	1,022.3
Financial Leases	R$	-	2033	52.9	338.2	391.1
Contingent Consideration	R$	-	2025	-	451.1	451.1

Foreign Currency

BNDES	UMBND	ECM + 2.38%	2019	142.6	47.4	190.0

Total				2,818.8	5,210.3	8,029.2

NET DEBT				DEBT PROFILE

Consolidated in R$ million	31/03/2018	31/12/2017	31/03/2017	March 2018
Short-Term Debt	2,818.8	3,033.4	4,455.1	Year	Amount
Long-Term Debt	5,210.3	5,428.4	6,367.8		(R$ miillion)
Total Debt	8,029.2	8,461.8	10,822.9	2019	612.0
Cash and Cash Equivalents¹	(4,366.4)	(4,062.1)	(6,296.1)	2020	1,416.2
Net Derivatives Position	(127.9)	(143.8)	22.3	2021	1,286.7
Contingent Consideration Guarantee Asset²	(451.1)	(446.1)	(424.3)	2022	1,234.5
Net Debt	3,083.8	3,809.9	4,124.8	After 2022	660.9
Net Debt / EBITDA³	0.21	0.26	0.30	Total	5,210.3

1) Includes the investment in BNB given as a guarantee for the loan from that bank.

2) Alignment of the classification criterion for the asset backing the contingent consideration to calculate pro-forma net debt.

3) LTM EBITDA.

The Company closed 1Q18 with a Gross Debt of R$ 8,029.2 million, 2.4% of which denominated in foreign currency. The decrease in gross debt is related to the settlement of loans and financing in the period. Currently, foreign exchange exposure of debt is covered by hedge operations.

Net debt totaled R$ 3,083.8 million at the end of 1Q18, representing 0.21x of LTM EBITDA. In regard to 1Q17 and 4Q17, net debt recorded a reduction of R$ 1,041.0 and R$ 726.1 million, respectively, mainly explained by the higher cash generation.

Capital Market

Telefônica Brasil’s market cap reached R$ 81.7 billion on March 31, 2018

Telefônica Brasil's common (ON) and preferred (PN) shares are traded on B3 under the tickers VIVT3 and VIVT4, respectively. The Company's ADRs are traded on the NYSE, under the ticker VIV.

VIVT3 and VIVT4 shares closed the first quarter of 2018 at R$ 44.20 and R$ 50.40, respectively, appreciating 7.3% and 3.7% in the first three months of the year. Total shareholder return (TSR) in the last twelve months reached 30.9% for common shares and 13.1% for preferred shares.

The Company's ADRs ended the quarter at US$ 15.36, appreciating 3.6% in the first three months of the year.

The daily traded volume of VIVT3 and VIVT4 shares in 1Q18 averaged R$ 1,167.1 thousand and R$ 86,614.7 thousand, respectively. The daily traded volume of ADR averaged US$ 19,045.0 thousand in the same period.

The chart below shows the Company's stock performance:

Capital Stock

31-Mar-2018	Common	Prefered	Total
Controlling Company Shareholders	540,033,264	704,207,855	1,244,241,119
	94.47%	62.91%	73.58%
Minority Shareholders	29,320,789	415,131,868	444,452,657
	5.13%	37.09%	26.28%
Treasury	2,290,164	983	2,291,147
	0.40%	0.00%	0.14%
Total Number of Shares	571,644,217	1,119,340,706	1,690,984,923

Book Value per Share:	R$ 41.70
Subscribed/Paid-in Capital:	R$ 63,571.4	million

Dividends

Dividends and IOC totaled R$ 4.6 billion, representing a payout of 100% of Net Income

At a meeting held on February 16, 2018, the Board of Directors of Telefônica Brasil S.A. approved dividends related to the fiscal year 2017, in the gross amount of R$ 2,191.9 million. The amount was ratified by the Annual Shareholders' Meeting on April 12, 2018. Therefore, the Company ended the year of 2017 with a payout of approximately of 100% of earnings generated in the fiscal year.

Dividends declared based on 2017 results will be paid in August and December of 2018

At a meeting held on April 18, 2018, the Management of Telefônica Brasil S.A.  approved the payment dates related to the dividends of 2017. The dividends distributed as Interest on Capital, in the gross amount of R$ 2,416.6 million, will be paid on August 21, 2018, while the regular dividends, in the amount of R$ 2,191.9 million, will be paid on December 11, 2018, according to the information disclosed on the following page:

2017	Deliberation	Shareholding Position	Gross Amount (BRL million)	Net Amount (BRL million)	Shares	Gross Amount per Share (BRL)	Net Amount per Share (BRL)	Payment Beginning Date
Dividends	04/12/2018	04/12/2018	2,191.9	2,191.9	ON	1.217277	1.217277	12/11/2018
(based on Dec-17)					PN	1.339005	1.339005
IOC	12/14/2017	12/26/2017	1,486.6	1,263.6	ON	0.825623	0.701779	08/21/2018
(based on Nov-17)					PN	0.908185	0.771957
IOC	09/18/2017	09/29/2017	305.0	259.3	ON	0.169385	0.143978	08/21/2018
(based on Aug-17)					PN	0.186324	0.158375
IOC	06/19/2017	06/30/2017	95.0	80.8	ON	0.052759	0.044845	08/21/2018
(based on May-17)					PN	0.058035	0.049330
IOC	03/20/2017	03/31/2017	350.0	297.5	ON	0.194377	0.165220	08/21/2018
(based on Feb-17)					PN	0.213814	0.181742
IOC	02/13/2017	02/24/2017	180.0	153.0	ON	0.099965	0.084970	08/21/2018
(based on Jan-17)					PN	0.109962	0.093467

2016	Deliberation	Shareholding Position	Gross Amount (BRL million)	Net Amount (BRL million)	Shares	Gross Amount per Share (BRL)	Net Amount per Share (BRL)	Payment Beginning Date
Dividends	04/26/2017	04/26/2017	1,914.0	1,914.0	ON	1.062955	1.062955	12/13/2017
(based on Dec-16)					PN	1.169250	1.169250
IOC	12/19/2016	12/30/2016	604.1	513.5	ON	0.335519	0.285191	12/13/2017
(based on Nov-16)					PN	0.369071	0.313710
IOC	09/19/2016	09/30/2016	650.0	552.5	ON	0.360985	0.306837	08/22/2017
(based on Aug-16)					PN	0.397084	0.337521
IOC	06/17/2016	06/30/2016	161.0	136.9	ON	0.089413	0.076001	08/22/2017
(based on May-16)					PN	0.098355	0.083601
IOC	04/18/2016	04/29/2016	220.0	187.0	ON	0.122180	0.103853	08/22/2017
(based on Mar-16)					PN	0.134398	0.114238
IOC	03/18/2016	03/31/2016	337.0	286.5	ON	0.187157	0.159083	08/22/2017
(based on Feb-16)					PN	0.205873	0.174992
IOC	02/19/2016	02/29/2016	200.0	170.0	ON	0.111072	0.094412	08/22/2017
(based on Jan-16)					PN	0.122180	0.103853

INCOME STATEMENT (Reported)

Consolidated in R$ million	1Q18	1Q17	∆%	4Q17	∆%

Gross Operating Revenue	16,334.4	16,570.4	(1.4)	16,536.7	(1.2)

Mobile	10,331.2	10,153.0	1.8	10,357.6	(0.3)
Fixed	6,003.2	6,417.4	(6.5)	6,179.1	(2.8)

Net Operating Revenue	10,789.0	10,590.1	1.9	11,033.5	(2.2)

Mobile	6,764.8	6,464.0	4.7	6,850.0	(1.2)
Fixed	4,024.1	4,126.2	(2.5)	4,183.6	(3.8)

Operating Costs	(6,994.5)	(7,076.2)	(1.2)	(7,266.9)	(3.7)

Personnel	(959.3)	(911.9)	5.2	(949.4)	1.0
Costs of Services Rendered	(2,776.8)	(2,911.2)	(4.6)	(2,828.4)	(1.8)
Interconnection	(284.1)	(393.0)	(27.7)	(371.5)	(23.5)
Taxes and Contributions	(413.7)	(457.4)	(9.6)	(437.6)	(5.5)
Third-party Services	(1,369.1)	(1,415.7)	(3.3)	(1,360.5)	0.6
Others	(709.9)	(645.1)	10.0	(658.8)	7.8
Cost of Goods Sold	(484.4)	(472.7)	2.5	(534.6)	(9.4)
Commercial Expenses	(2,227.7)	(2,245.4)	(0.8)	(2,346.7)	(5.1)
Provision for Bad Debt	(398.0)	(357.7)	11.3	(372.1)	7.0
Third-party Services	(1,735.8)	(1,806.3)	(3.9)	(1,857.8)	(6.6)
Others	(93.9)	(81.4)	15.4	(116.8)	(19.6)
General and Administrative Expenses	(374.0)	(367.7)	1.7	(382.3)	(2.2)
Other Net Operating Revenue (Expenses)	(172.3)	(167.3)	3.0	(225.5)	(23.6)

EBITDA	3,794.5	3,513.9	8.0	3,766.6	0.7
EBITDA Margin %	35.2%	33.2%	2.0 p.p.	34.1%	1.0 p.p.

Depreciation and Amortization	(1,998.3)	(1,943.6)	2.8	(1,990.9)	0.4
Depreciation	(1,343.2)	(1,292.1)	4.0	(1,303.1)	3.1
Amortization of Intangibles	(302.0)	(289.0)	4.5	(342.1)	(11.7)
Others Amortizations	(353.1)	(362.5)	(2.6)	(345.7)	2.1

EBIT	1,796.2	1,570.3	14.4	1,775.7	1.1

Net Financial Income	(172.7)	(290.4)	(40.5)	(177.8)	(2.9)
Income from Financial Investments	72.0	190.2	(62.1)	111.6	(35.5)
Debt Interest	(157.3)	(294.1)	(46.5)	(157.3)	0.0
Monetary and Exchange Variation	(87.5)	(125.5)	(30.3)	(79.8)	9.6
Gains (Losses) on Derivative Transactions	7.7	(49.3)	n.a.	21.9	(64.8)
Other Financial Income (Expenses)	(7.6)	(11.7)	(35.0)	(74.2)	(89.8)

Gain (Loss) on Investments	0.5	0.8	(37.5)	0.2	150.0

Taxes	(526.0)	(284.5)	84.9	(81.2)	547.8

Net Income	1,098.0	996.2	10.2	1,516.9	(27.6)

BALANCE SHEET (Reported)

Consolidated in R$ million	31/03/2018	31/12/2017	∆%

ASSETS	102,281.1	101,382.8	0.9

Current Assets	17,910.4	16,731.7	7.0
Cash and Cash Equivalents	4,354.5	4,050.3	7.5
Accounts Receivable from Customers	10,363.5	9,955.2	4.1
Provision for Doubtful Accounts	(1,592.8)	(1,366.7)	16.5
Inventories	510.6	348.8	46.4
Recoverable Taxes	2,573.1	2,564.0	0.4
Escrow Deposits and Frozen Assets	339.7	324.6	4.7
Derivative Financial Instruments	85.4	87.6	(2.5)
Prepaid Expenses	912.0	446.4	104.3
Other Assets	364.4	321.5	13.3

Non-Current Assets	84,370.7	84,651.1	(0.3)
Accounts Receivable from Customers	347.6	340.6	2.1
Provision for Doubtful Accounts	(61.8)	(66.7)	(7.3)
Financial Investments	87.6	81.4	7.6
Recoverable Taxes	787.5	743.3	5.9
Deffered Taxes	398.9	371.4	7.4
Escrow Deposits and Frozen Assets	6,388.8	6,339.2	0.8
Derivative Financial Instruments	65.9	76.8	(14.2)
Other Assets	156.5	112.0	39.7
Investments	102.1	98.9	3.2
Property, Plant and Equipment, Net	33,113.9	33,222.3	(0.3)
Intangible Assets, Net	42,983.7	43,331.9	(0.8)

LIABILITIES AND SHAREHOLDERS' EQUITY	102,281.1	101,382.8	0.9

LIABILITIES	31,858.2	31,921.4	(0.2)

Current Liabilities	17,713.5	17,862.5	(0.8)
Payroll and Related Charges	584.9	723.4	(19.1)
Suppliers and Accounts Payable	7,288.4	7,447.1	(2.1)
Taxes	2,144.4	1,731.3	23.9
Loans and Financing	1,412.1	1,621.0	(12.9)
Debentures	1,406.7	1,412.5	(0.4)
Dividends and Interest on Shareholders Equity	2,397.4	2,396.1	0.1
Provisions	1,412.1	1,434.9	(1.6)
Derivative Financial Instruments	5.4	5.2	3.8
Deferred Revenues	515.5	372.6	38.4
Authorization Licenses	0.0	141.3	n.a.
Other Liabilities	546.6	577.1	(5.3)

Non-Current Liabilities	14,144.7	14,058.9	0.6
Payroll and Related Charges	0.7	23.3	(97.0)
Taxes	50.1	49.4	1.4
Deferred Taxes	882.3	709.3	24.4
Loans and Financing	2,096.9	2,320.1	(9.6)
Debentures	3,113.4	3,108.3	0.2
Provisions	6,814.4	6,709.8	1.6
Derivative Financial Instruments	18.0	15.4	16.9
Deferred Revenues	380.8	350.6	8.6
Lincence of Authorization	119.2	117.4	1.5
Other Liabilities	668.9	655.3	2.1

SHAREHOLDERS' EQUITY	70,422.9	69,461.4	1.4
Capital Stock	63,571.4	63,571.4	0.0
Capital Reserve	1,213.5	1,213.5	0.0
Profit Reserve	2,466.0	2,463.2	0.1
Additional Proposed Dividends	2,191.9	2,191.9	0.0
Other Comprehensive Income	23.5	21.4	9.8
Accumulated Profits	956.6	0.0	n.a.

Conference Call

English

Date: April 25, 2018 (Wednesday)

Time: 10:00 AM (Brasilia time) and 9:00 AM (New York time)

Telephone: +1 (412) 717-9224

Access code: Telefônica Brasil

Click here to access the webcast.

A replay of the conference call will be available one hour after the event, until May 7, 2018, at +1 (412) 317-0088 (Code: 10115930 #)

Telefônica Brasil - Investor Relations

Eduardo Navarro David Melcon Luis Plaster João Pedro Carneiro

Av. Eng. Luis Carlos Berrini, 1376 - 28º Andar - Cidade Monções - SP - 04571-000

Telephone: +55 11 3430-3687 E-mail: ir.br@telefonica.com Information available on the website: http://www.telefonica.com.br/ri

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar, are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Consequently, the Company's future operating results may differ from present expectations and readers should not place undue reliance on the information contained herein. These forward-looking statements express opinions formed solely on the date on which they were issued, and the Company is under no obligation to update them in line with new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 23, 2018	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director